UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vicon Industries, Inc.
__________________
(Name of Issuer)

Common Stock
_________________________
(Title of Class of Securities)

925811101
(CUSIP Number)

Alison Newman, Esquire
Fox Rothschild LLP
100 Park Avenue
15th Floor
New York, NY 10017
(212) 878-7997
_________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925811101

1	NAME OF REPORTING PERSONS: Kenneth M. Darby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,903 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 347,903 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.72%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $ 0.01 per share (the “Common Stock”), of Vicon Industries, Inc., a New York corporation (the “Issuer”). The principal executive office of the Issuer is located at 131 Heartland Blvd., Edgewood, New York 11717.

Item 2. Identity and Background

(a) The Reporting Person filing this statement is Kenneth M. Darby (the “Reporting Person”).

(b) The business address for the Reporting Person is 131 Heartland Blvd., Edgewood, New York 11717.

(c) The Reporting Person is the Chairman and Chief Executive Officer of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On March 28, 2014, the Issuer entered into an agreement and plan of merger and reorganization (the “Merger Agreement”), pursuant to which its wholly-owned subsidiary, VI Merger Sub, Inc., a California corporation, will be merged with and into IQinVision, Inc., a California corporation (“IQinVision”), with IQinVision as the surviving subsidiary (the “Merger”).

Concurrently with the execution of the Merger Agreement, and as an inducement for IQinVision to enter into the Merger Agreement, the Reporting Person entered into a Voting and Lock-Up Agreement with IQinVision, Julian A. Tiedemann (a Director of the Issuer) and Anita G. Zucker, as Trustee of the Article 6 Marital Trust, with respect to the shares of Common Stock owned by the Reporting Person (the “Voting Agreement”).

As described in the response to Item 4, the shares of Common Stock beneficially owned by the Reporting Person have not been purchased by IQinVision, and thus no funds were used for such purpose. IQinVision did not pay any monetary consideration to the Reporting Person in connection with the execution and delivery of the Voting Agreement.

The foregoing description of the Merger Agreement and the transactions related thereto is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2014, and incorporated herein by reference.

For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

Concurrently with the execution of the Merger Agreement, and as an inducement for IQinVision to enter into the Merger Agreement, the Reporting Person entered into the Voting Agreement. Pursuant to the Voting Agreement, the Reporting Person agreed to vote his shares of Common Stock (i) in favor of the issuance of the Merger Consideration (as defined in the Merger Agreement”) pursuant to the Merger Agreement and any actions required in furtherance thereof, (ii) against any proposal or transaction involving the Issuer, the effect of which proposal or transaction is to delay, impair, prevent or nullify the Merger or the transaction contemplated by the Merger Agreement and (iii) against any other action or agreement that would result in a breach in any material respect of any covenant, representation or warranty of the Merger Agreement. The Voting Agreement will terminate upon, among other things, the earlier of the effective time of the Merger or termination of the Merger Agreement. The Reporting Person also delivered to IQinVision an irrevocable proxy in the form attached as Exhibit A to the Voting Agreement with respect to the voting of his shares of Common Stock on the foregoing matters in the event the Reporting Person fails to vote or attempts to vote in a manner inconsistent with the terms of the Voting Agreement.

A copy of the Voting Agreement is filed as Exhibit 99.1 hereto. The description of the Voting Agreement included in this Schedule 13D is qualified in its entirety by reference to the filed exhibit.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person beneficially owns 347,903 shares of common stock of the Issuer. Based on 4,503,885 shares of common stock of the Issuer currently outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2013, the Reporting Person is currently the beneficial owner of 7.72% of the outstanding common stock.

(b) As a result of the Voting Agreement, the Reporting Person may be deemed to have shared voting and dispositive power with IQinVision with respect to the Common Stock.

(c) The Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 28, 2014, the Reporting Person entered into an agreement with the Issuer whereby he agreed to resign from his position as Chief Executive Officer and as a director of the Issuer upon the Issuer’s hiring of his replacement. Pursuant to the agreement, the Reporting Person’s options to purchase 60,000 shares of the Issuer’s common stock were immediately terminated and cancelled. The foregoing description of the agreement between the Reporting Person and the Issuer is qualified in its entirety by reference to the agreement, a copy of which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 31, 2014, and incorporated herein by reference.

Also on March 28, 2014, the Reporting Person entered into a post-closing lock-up agreement with the Issuer (the “Post-Closing Lock-Up Agreement”) whereby he agreed to not, directly or indirectly, or publicly announce an intention to, offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any of the Common Stock or enter into any Hedging Transaction (as defined in the Post-Closing Lock-Up Agreement) relating to the Common Shares for a period of six-months following the effective time of the Merger or the date he resigns as Chief Executive Officer and director, whichever occurs earlier.

Other than as described in Items 3, 4, 5 and this Item 6, the Reporting Person has no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

The following document is incorporated by reference as an exhibit:

Exhibit No.	Title
99.1	Vicon Voting and Lock-Up Agreement dated as of March 28, 2014, by and between IQinVision, Inc. and Kenneth M. Darby, Julian A. Tiedemann and Anita G. Zucker, as Trustee of the Article 6 Marital Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2014	/s/ Kenneth M. Darby Kenneth M. Darby